UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

RANPAK HOLDINGS CORP.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Class A Common Stock

(Title of Class of Securities)

75321W103

(CUSIP Number of Class of Securities)

Michele Smolin

General Counsel

7990 Auburn Road

Concord Township, OH 44077 (440) 354-4445

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

John Meade

Lee Hochbaum

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$35,592,472	$4,619.90

(1)	The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Ranpak Holding Corp. (the “Company”) is offering holders of a total of 20,108,741 warrants to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A common stock”), outstanding as of July 31, 2020 the opportunity to exchange such warrants and receive 0.22 shares of Class A common stock in exchange for each warrant. The transaction value was determined by using the average of the high and low prices of the warrants as reported on New York Stock Exchange on July 31, 2020, which was $1.77 per warrant.

(2)	The amount of the filing fee assumes that all outstanding warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and equals $129.80 for each $1,000,000 of the transaction value. This fee was previously paid in connection with the initial filing of the Schedule TO on August 6, 2020.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,791.91	Filing Party: Ranpak Holdings Corp.
Form or Registration No.: Form S-4	Date Filed: August 6, 2020

☐ Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Ranpak Holdings Corp., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 6, 2020 (as amended, the “Schedule TO”). The Schedule TO was filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to each holder of the Company’s public warrants, forward purchase warrants and private placement warrants (collectively, the “warrants”) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“common stock”), to receive 0.22 shares of common stock in exchange for every outstanding warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated August 6, 2020 (the “Prospectus/Offer to Exchange”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal and Consent, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment No. 1 is being filed to report the final results of the Offer and to update Item 12 of the Schedule TO to include a press release issued by the Company on September 3, 2020 announcing the final results of the Offer.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent remains unchanged, and this Amendment No. 1 does not modify any of the other information previously reported on the Schedule TO or in the Prospectus/Offer to Exchange or the Letter of Transmittal and Consent. You should read Amendment No. 1 together with the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph:

“The Offer expired on September 2, 2020 at 11:59 p.m., Eastern Daylight Time (the “Expiration Date”), in accordance with its terms. The Company has been advised that as of the Expiration Date, 14,477,507 outstanding public warrants, 5,000,000 outstanding forward purchase warrants and 570,744 outstanding private placement warrants, or approximately 99.58% of the 14,537,997 outstanding public warrants, 100% of the 5,000,000 outstanding forward purchase warrants and 100% of the 570,744 outstanding warrants were validly tendered and not withdrawn in the Offer, including 80,889 public warrants that were tendered through notice of guaranteed delivery. Pursuant to the terms of the Offer, the Company expects to issue an aggregate of approximately 4,410,587 shares of common stock in exchange for such warrants. In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 99.58% of the outstanding public warrants and 100% of the outstanding forward purchase warrants to the Warrant Amendment, which exceeds the 65% of the outstanding public warrants and 65% of the outstanding forward purchase warrants required to effect the Warrant Amendment. The Warrant Amendment was executed on September 3, 2020.”

On September 3, 2020, the Company issued a press release announcing the final results of the Offer as set forth above. A copy of the press release is filed as Exhibit (a)(6) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form S-4 filed by the Company with the SEC on August 6, 2020).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 6, 2020).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 6, 2020).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 6, 2020).

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 6, 2020).

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A))

(a)(5)	Press Release, dated August 6, 2020 (incorporated by reference to Exhibit 99.1 of the Form 8-K (File No. 001-38348) filed by the Company on August 6, 2020).

(a)(6)	Press Release, dated September 3, 2020 (incorporated by reference to Exhibit 99.1 of the Form 8-K (File No. 001-38348) filed by the Company on September 3, 2020).

(b)	Not applicable

(d)(i)	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Form 8-K (File No. 001-38348) filed by the Company on June 6, 2019).

(d)(ii)	Bylaws of the Company (incorporated by reference to Exhibit 4.1 of the Form 8- K (File No. 001-338348) filed by the Company on June 6, 2019).

(d)(iii)	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 of the Form S-3, as amended (File No. 333-232105) filed by the Company on July 26, 2019).

(d)(iv)	Form of Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-1, as amended (File No. 333-220956) filed by the Company on January 5, 2018).

(d)(v)	Warrant Agreement, dated January 17, 2018, between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K (File No. 001-38348), filed by the Company on January 22, 2018).

(d)(vi)	Warrant Exchange Agreement, dated March 27, 2019, among the Company and the Investors (incorporated by reference to Exhibit 10.1 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on March 28, 2019).

(d)(vii)	Form of Warrant (incorporated by reference to Exhibit 4.4 of the Form 8-K (File No. 001-38348) filed by the Company on January 22, 2018).

(d)(viii)	Offer Letter dated April 7, 2019 by and between Ranpak Corp. and Trent Meyerhoefer (incorporated by reference to Exhibit 10.1 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on April 15, 2019).

(d)(ix)	Severance and Non-Competition Agreement dated April 7, 2019 by and between Ranpak Corp. and Trent Meyerhoefer (incorporated by reference to Exhibit 10.2 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on April 15, 2019).

(d)(x)	Letter Agreement, dated April 7, 2019, by and between One Madison Corporation and Trent Meyerhoefer (incorporated by reference to Exhibit 10.3 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on April 15, 2019).

(d)(xi)	Second Amendment, dated May 13, 2019, to the Securities Subscription Agreement, dated July 18, 2017, as amended on December 1, 2017, by and between One Madison Corporation and One Madison Group, LLC (incorporated by reference to Exhibit 10.1 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on May 15, 2019).

(d)(xii)	Anchor Earnout Agreement, dated May 13, 2019, by and between One Madison Corporation and certain anchor investors (incorporated by reference to Exhibit 10.2 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on May 15, 2019).

(d)(xiii)	Consent of Holders of Class B Shares, dated May 13, 2019, among certain holders of Class B Shares (incorporated by reference to Exhibit 10.3 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on May 15, 2019).

(d)(xiv)	Offer Letter Agreement, dated June 3, 2019, by and between Ranpak Holdings Corp. and Omar Asali (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (File No. 001-38348) filed by the Company on June 6, 2019).

(d)(xv)	Offer Letter Agreement, dated June 3, 2019, by and between Ranpak Holdings Corp. and Michael A. Jones (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K (File No. 001-38348) filed by the Company on June 6, 2019).

(d)(xvi)	Form of Performance Restricted Stock Unit Award Agreement for named executive officers (incorporated by reference to Exhibit 10.4 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on June 6, 2019).

(d)(xvii)	Offer Letter dated April 7, 2019 by and between Ranpak Corp. and Trent Meyerhoefer (incorporated by reference to Exhibit 10.1 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on April 15, 2019).

(d)(xviii)	Form of Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.5 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on June 6, 2019).

(d)(xix)	Form of Award Agreement for named executive officers (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K (File No. 001-38348) filed by the Company on June 6, 2019).

(d)(xx)	Form of Award Agreement for Director RSUs (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K (File No. 001-38348) filed by the Company on June 6, 2019).

(d)(xxi)	Performance Restricted Stock Unit Agreement, dated June 3, 2019, by and between Ranpak Holdings Corp. and Trent Meyerhoefer – Vesting of PRSUs (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K (File No. 001-38348) filed by the Company on June 6, 2019).

(d)(xxii)	Performance Restricted Stock Unit Agreement, dated June 3, 2019, by and between Ranpak Holdings Corp. and Trent Meyerhoefer – Vesting of RSUs (incorporated by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K (File No. 001-38348) filed by the Company on June 6, 2019).

(d)(xxiii)	Severance and Non-Competition Agreement with Ranpak Corp., dated May 26, 2015, by and between Ranpak Corp. and J. Mark Borseth (incorporated by reference to Exhibit 10.8 of the Company’s Current Report on Form 8-K (File No. 001-38348) filed by the Company on June 6, 2019).

(d)(xxiv)	Amendment to Severance and Non-Competition Agreement, dated May 26, 2015, by and between Ranpak Corp. and J. Mark Borseth (incorporated by reference to Exhibit 10.9 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on June 6, 2019).

(d)(xxv)	Ranpak Holdings Corp. 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.1 of Ranpak’s Form S-8 (No. 333-233154), filed with the SEC on August 8, 2019).

(d)(xxvi)	Separation Agreement by and between the Company and J. Mark Borseth dated August 9, 2019 (incorporated by reference to Exhibit 10.1 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on August 13, 2019).

(d)(xxvii)	Amendment No. 1 to the First Lien Credit Agreement, dated February 14, 2020 among Ranger Packaging LLC, Ranpak B.V., Ranger Pledgor LLC and Goldman Sachs Lending Partners LLC (incorporated by reference to Exhibit 10.1 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on February 19, 2020).

(d)(xxviii)	Offer Letter Agreement, dated October 11, 2018, by and between Ranpak Corp. and Michele Smolin (incorporated by reference to the corresponding exhibit to the Company’s Annual Report on Form 10-K (File No. 001-38348), filed with the SEC on March 17, 2020).

(d)(xxix)	Severance and Non-Competition Agreement, dated October 29, 2018, by and between Ranpak Corp. and Michele Smolin (incorporated by reference to the corresponding exhibit to the Company’s Annual Report on Form 10-K (File No. 001-38348), filed with the SEC on March 17, 2020).

(d)(xxx)	Severance and Non-Competition Agreement, dated November 1, 2015, by and between Ranpak Corp. and Antonio Grassotti (incorporated by reference to the corresponding exhibit to the Company’s Annual Report on Form 10-K (File No. 001-38348), filed with the SEC on March 17, 2020).

(d)(xxxi)	Offer Letter Agreement, dated May 26, 2009, by and between Ranpak B.V. and Eric J.M. Laurensse (incorporated by reference to the corresponding exhibit to the Company’s Annual Report on Form 10-K (File No. 001-38348), filed with the SEC on March 17, 2020).

(d)(xxxii)	Form of Alternate Time-Vesting Restricted Stock Unit Agreement (incorporated by reference to the corresponding exhibit to the Company’s Annual Report on Form 10-K (File No. 001-38348), filed with the SEC on March 17, 2020).

(d)(xxxiii)	Separation Agreement with Ranpak Corp., dated May 6, 2020, by and between the Company and Trent M. Meyerhoefer (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38348) filed by the Company on May 11, 2020).

(d)(xxxiv)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 6, 2020).

(d)(xxxv)	Registration Rights Agreement, dated January 17, 2018, by and between One Madison Corporation and the parties listed on the signature pages thereto (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K (File No. 001-38348) filed by the Company on January 22, 2018).

(d)(xxxvi)	Tender and Support Agreement, dated as of August 6, 2020, by and among Ranpak Holdings Corp., ArrowMark Colorado Holdings LLC and Riverview Group LLC (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 6, 2020)

(d)(xxxvii)	Tender and Support Agreement, dated as of August 6, 2020, by and among Ranpak Holdings Corp., Omar Asali, Pershing LLC CUST FBO Omar Asali - IRA Rollover Account, William Drew, Salil Seshadri, SFT (Delaware) Management LLC, and Vivoli Holdings LLC (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 6, 2020)

(d)(xxxviii)	Tender and Support Agreement, dated as of August 6, 2020, by and between Ranpak Holdings Corp. and JS Capital LLC (incorporated by reference to Exhibit 10.28 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 6, 2020)

(d)(xxxix)	Tender and Support Agreement, dated as of August 6, 2020, by and between Ranpak Holdings Corp. and Soros Capital LLC (incorporated by reference to Exhibit 10.29 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 6, 2020)

(g)	Not applicable

(h)	Tax Opinion of Davis Polk & Wardwell LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 6, 2020).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RANPAK HOLDINGS CORP.

By:	/s/ William Drew
William Drew
Chief Financial Officer

Dated: September 3, 2020